Exhibit 99.1

Madison Minerals Inc.

Condensed Consolidated Interim Financial Statements

Three and Six Months Ended April 30, 2013

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Madison Minerals Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)

	April 30, 2013	October 31, 2012
	(Unaudited)
ASSETS

Current Assets
Cash	$202,093	$403,852
Marketable securities (Note 3)	2,890	7,225
Receivable from joint venture partner (Note 6)	1,937	10,708
Receivables (Note 4)	3,591	6,549
Deposits and prepaid expenses	3,857	3,857

Total current assets	214,368	432,191

Non-Current Assets
Property and equipment (Note 5)	1,398	7,869
Reclamation deposits	9,283	9,283
Exploration and evaluation assets (Note 6)	-	-

Total non-current assets	10,681	17,152

Total Assets	$225,049	$449,343

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 7)	$378,736	$388,800

Shareholders’ Equity
Share capital (Note 8)	68,673,644	68,673,644
Reserves	3,637,139	3,636,939
Deficit	(72,464,470)	(72,250,040)

Total shareholders’ equity (deficiency)	(153,687)	60,543

Total Liabilities and Shareholders’ Equity	$225,049	$449,343

Nature and continuance of operations (Note 1)
Commitments (Note 11)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on June 28, 2013

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three and six months ended April 30, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months ended April 30, 2013	Three months ended April 30, 2012	Six months ended April 30, 2013	Six months ended April 30, 2012

EXPENSES
Accounting and audit	$16,465	$15,610	$28,245	$27,610
Amortization	3,235	3,235	6,471	6,471
Exploration expenditures (recovery) (Note 6)	820	(11,962)	47,320	34,240
Filing fees	10,728	9,658	10,728	11,147
Insurance	1,910	1,875	3,820	3,750
Legal fees	3,685	3,939	11,037	7,293
Office and rent	1,271	568	39,379	1,604
Public relations	2,152	3,871	4,152	3,871
Salaries and benefits	21,386	21,385	53,798	52,745
Share-based payments	4,535	-	4,535	-
Tax filing fees	-	19,630	-	19,630
Transfer agent fees	3,540	2,483	5,016	4,017

	(69,727)	(70,292)	(214,501)	(172,378)
OTHER INCOME (EXPENSES)
Foreign exchange gain (loss)	256	(183)	(374)	(1,973)
Gain on sale of mineral concession	-	100,000	-	100,000
Interest earned	109	4,383	270	4,635
Project management fees	55	391	175	510

	420	104,591	71	103,172

Profit (loss) for the period	(69,307)	34,299	(214,430)	(69,206)

Other comprehensive income (loss)
Unrealized loss on marketable securities (Note 3)	(1,445)	(26,316)	(4,335)	(29,206)

Total comprehensive income (loss) for the period	$(70,752)	$7,983	$(218,765)	$(98,412)

Basic and diluted earnings (loss) per common share	$(0.00)	$0.00	$(0.01)	$(0.00)

Weighted average number of common shares outstanding	40,906,727	40,906,727	40,906,727	40,906,727

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three and six months ended April 30, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves			Total share- holders’ equity
	Number of shares	Amount	Share-based payments	Investment revaluation	Deficit

Balance at November 1, 2011	40,906,727	$68,673,644	$3,658,614	$(17,340)	$(71,993,670)	$321,248
Total comprehensive loss for the period	-	-	-	(29,206)	(69,206)	(98,412)

Balance at April 30, 2012	40,906,727	$68,673,644	$3,658,614	$(46,546)	$(72,062,876)	$222,836

Balance at November 1, 2012	40,906,727	$68,673,644	$3,658,614	$(21,675)	$(72,250,040)	$60,543
Share-based payments (Note 8)	-	-	4,535	-	-	4,535
Total comprehensive loss for the period	-	-	-	(4,335)	(214,430)	(218,765)

Balance at April 30, 2013	40,906,727	$68,673,644	$3,663,149	$(26,010)	$(72,464,470)	$(153,687)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three and six months ended April 30, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months ended April 30, 2013	Three months ended April 30, 2012	Six months ended April 30, 2013	Six months ended April 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) for the period	$(69,307)	$34,299	$(214,430)	$(69,206)
Items not affecting cash:
Amortization	3,235	3,235	6,471	6,471
Gain on sale of mineral concession	-	(100,000)	-	(100,000)
Share-based payments	4,535	-	4,535	-

Changes in non-cash working capital items:
Receivables	32,050	70,950	2,958	73,296
Deposits and prepaid expenses	-	1,875	-	3,750
Trade and other payables	(15,016)	34,654	(10,064)	69,476

Net cash provided by (used in) operating activities	(44,503)	45,013	(210,530)	(16,213)

CASH FLOWS FROM FINANCING ACTIVITIES
Receivables from joint venture partner	(601)	(4,232)	8,771	(3,349)

Change in cash	(45,104)	40,781	(201,759)	(19,562)

Cash, beginning of period	247,197	412,602	403,852	472,945

Cash, end of period	$202,093	$453,383	$202,093	$453,383

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended April 30, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Madison Minerals Inc. was incorporated under the provisions of the Company Act of British Columbia. The Company is in the process of exploring its exploration and evaluation assets and has not determined whether these assets contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The address of the Company’s corporate office and principal place of business is Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has a history of losses and no source of revenue. The continuing operations of the Company are dependent upon its ability to continue to raise adequate funding and to commence profitable operations in the near future. These uncertainties raise substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Management has undertaken available cost cutting measures and is monitoring the Company’s cash flow. Until such time as the Company may decide to raise, and succeeds in raising, additional equity capital it intends to restrict its cash operating costs and investment in exploration and evaluation assets to a low level, conforming to funds available.

As at April 30	2013	2012

Working Capital (Deficiency)	$(164,368)	$199,213
Deficit	$(72,464,470)	$(72,062,876)

Current assets amounted to $214,368 with current liabilities of $378,736 resulting in a working capital deficiency of $164,368. The Company believes that it has sufficient cash on hand to satisfy cash requirements for the next 12 months. Of the current liabilities amount, $349,070 is accrued in favour of directors and officers as set out in Note 9. The Company is dependent on the willingness of these parties to not seek to collect these accrued amounts.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and methods of computation applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended October 31, 2012.

The condensed consolidated interim financial statements do not include all of the information and note disclosures required for full annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended October 31, 2012.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended April 30, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

3.	MARKETABLE SECURITIES

The Company’s holdings of marketable securities consist of shares in Lund Gold Ltd. (“Lund”) whose shares are listed on the TSX Venture Exchange (the “Exchange”). Lund is a related party in that it has a number of directors in common with the Company. During the three and six months ended April 30, 2013, the Company recognized a comprehensive loss of $1,445 and $4,335, respectively, for Lund.

Marketable security	Number of shares	Fair value per share end of period	Fair value end of period	Fair value per share beginning of period	Fair value beginning of period

Lund	289,000	$0.01	$2,890	$0.025	$7,225

The Company also holds 3,521,648 shares of Buffalo Gold Ltd. (“Buffalo”), a company whose shares are no longer listed on any quoted market. Accordingly, the carrying value was reduced to $nil in fiscal 2009.

4.	RECEIVABLES

	April 30, 2013	October 31, 2012
Accounts receivable	$33	$2,767
HST and GST receivable	3,558	3,782
Receivables	$3,591	$6,549

5.	PROPERTY AND EQUIPMENT

	Leasehold improvements	Furniture and fixtures	Computer equipment	Office equipment	Total

Cost
Balance at November 1, 2011	$52,185	$8,613	$2,289	$1,622	$64,709
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
Balance at October 31, 2012	52,185	8,613	2,289	1,622	64,709
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
Balance at April 30, 2013	$52,185	$8,613	$2,289	$1,622	$64,709

Accumulated Amortization
Balance at November 1, 2011	$35,346	$5,880	$1,564	$1,108	$43,898
Amortization	10,434	1,724	460	324	12,942
Disposals	-	-	-	-	-
Balance at October 31, 2012	45,780	7,604	2,024	1,432	56,840
Amortization	5,217	862	230	162	6,471
Disposals	-	-	-	-	-
Balance at April 30, 2013	$50,997	$8,466	$2,254	$1,594	$63,311

Net Book Value
November 1, 2011	$16,839	$2,733	$725	$514	$20,811
October 31, 2012	$6,405	$1,009	$265	$190	$7,869
April 30, 2013	$1,188	$147	$35	$28	$1,398

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended April 30, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

6.	EXPLORATION AND EVALUATION ASSETS

Lewis Property, Nevada

Balance, October 31, 2012	$-

Advance royalty	44,721
Assays and storage	1,382
Land, legal and insurance	1,217

Total additions in the period	47,320

Reclassified as exploration expenditures	(47,320)

Balance, April 30, 2013	$-

Lewis Property, Nevada

Pursuant to a series of agreements set out more fully in Note 5 to the Company’s annual audited financial statements for the year ended October 31, 2012, the Company holds a 60% interest in this project in a joint venture with an arm’s-length party which holds 40%. Under the venture, the Company is the project manager and as a result, recovers certain exploration expenditures from the joint venture partner as well as charging a project management fee to offset certain administrative expenses.

As at April 30, 2013, the joint venture partner owed $1,937 (October 31, 2012 – $10,708) to the Company, in its capacity as the project manager, for exploration and management costs incurred on the project.

The Lewis Property is subject to a 5% gross royalty on gold or silver produced and a 4% net smelter returns royalty on all other metals. These royalties are subject to an annual advance minimum royalty of US$60,000, subject to annual escalation based upon a defined consumer price index (“CPI”), commencing in 2007 on the exercise of the purchase option. These royalties can be purchased for the price of US$4,000,000 for a period of one year following the exercise in December 2007 of the purchase option, or thereafter for a price which increases by US$500,000 per annum each December 27 for a period of 35 years.

During the fiscal year ended October 31, 2011 the Company recorded an impairment charge of $7,933,976 writing off all costs recorded in respect of the Lewis Property. Henceforth it commenced charging ongoing exploration and related costs to its consolidated statement of comprehensive loss, classified as exploration expenditures.

In December 2012 the parties made the required advance royalty payment in respect of calendar year 2013 of USD $75,540 of which the Company’s portion was USD $45,324, recorded as $44,721.

7.	TRADE AND OTHER PAYABLES

	April 30, 2013	October 31, 2012
Accounts payable	$6,914	$117,689
Accrued payables	371,822	271,111
Trade and other payables	$378,736	$388,800

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended April 30, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

8.	SHARE CAPITAL

(a)	Authorized:

As at April 30, 2013, the authorized share capital of the Company was an unlimited number of common shares without par value.

(b)	Issued:

Common shares: 40,906,727 (October 31, 2012 - 40,906,727)

(c)	Stock options:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding at October 31, 2012	750,000	$0.25
Granted	-	-
Exercised	-	-
Expired or cancelled	(750,000)	0.25
Outstanding and exercisable at April 30, 2013	-	$-

(d)	Warrants:

	Number of Warrants	Weighted Average Exercise Price

Outstanding at October 31, 2012	3,500,000	$0.15
Issued	-	-
Exercised	-	-
Expired or cancelled	(2,500,000)	0.15
Outstanding and exercisable at April 30, 2013	1,000,000	$0.16

As at April 30, 2013, the following share purchase warrants were outstanding and exercisable:

Number of Warrants	Exercise Price	Expiry Date
1,000,000*	$0.16	April 14, 2015

* On April 15, 2013, the terms of these warrants were amended to extend the expiry date of the warrants from April 14, 2013 to April 14, 2015. An amount of $4,535 in share-based payments was recognized. All other terms remain the same.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended April 30, 2013 and 2012 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

9.	RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with key management personnel, consisting of senior officers, directors and a professional services firm controlled by a director:

	Three Months Ended April 30, 2013	Three Months Ended April 30, 2012	Six Months Ended April 30, 2013	Six Months Ended April 30, 2012

Directors’ fees	$3,000	$3,000	$6,000	$6,000
Legal fees	-	700	5,500	2,100
Salaries and benefits	18,360	18,360	36,720	36,720
Share-based payments	-	-	-	-

	$21,360	$22,060	$48,220	$44,820

Directors’ fees, legal fees, salaries and benefits, and share-based payments have been expensed to operations, recorded as share issue costs or capitalized to exploration and evaluation assets, based on the nature of the expenditure.

Included in trade and other payables at April 30, 2013 is $349,070 (October 31, 2012 - $321,210) due to related parties.

10.	SEGMENT INFORMATION

The Company has one operating segment being the exploration of exploration and evaluation assets located in the United States (Note 6). The Company’s property and equipment are all currently located in Canada (Note 5).

11.	COMMITMENTS

(a)

The Company is committed to make lease payments for the rental of office space as follows, for a lease term terminating May 31, 2013. These commitments are shared with a second company, related by having certain directors in common.

Fiscal	Amount
2013	$20,124	For one month to end of lease

(b)	To retain its interests, the Company is committed to certain advance royalty payments at the Lewis Property as set out in Note 6.

The Company has no contingencies.

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED APRIL 30, 2013

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. The Lewis Gold Project has been Madison’s primary focus since 2005.

This MD&A is dated June 28, 2013 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are expressed in Canadian dollars. The discussion and analysis should be read together with the condensed consolidated interim financial statements for the three and six months ended April 30, 2013 and related notes attached thereto (the “Q2 Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statements” on the last page of this document.

Overall Performance

The following summarizes the significant events and transactions in the Lewis Gold Project and our financing activities during and subsequent to the most recent two fiscal quarters, November 2012 to April 2013, with emphasis, where appropriate, on the second fiscal quarter February 2013 to April 2013. It should be noted that in March and April 2011 we completed two private placement financings generating gross proceeds of $395,000. These financings are the principal source of our cash position at the fiscal quarter ended April 30, 2013 being $202,093 upon which we base our operations and activities for the fiscal year currently under way.

Lewis Gold Project, Nevada

During the first two fiscal quarters of 2013, as in the previous eight fiscal quarters set out herein, the joint venture continued to minimize expenditures on the Lewis Gold Project, reflecting our uncertainty about market and financing conditions. Notably, however, we expended $44,721 in December 2012 as our portion of the advance royalty payment for 2013. During the first two fiscal quarters of 2013 we expended a net $47,320 on our 60 per cent portion of JV costs. These costs are set out in Note 6 to the Q2 Financial Statements. Other than the advance royalty, a modest $2,599 was expended for assay and storage costs and tenure carrying costs associated with the Lewis claims.

Our December 2012 payment of the advance royalty for 2013 indicates the intention of the joint venture partners to continue with our tenure and development of the Lewis Gold Project. However, because the joint venture had not pursued any material levels of on-the-ground exploration during the Company’s 2009, 2010 and 2011 fiscal years, management made the determination in fiscal 2011 that the carrying value was impaired. Accordingly, the carrying value for accounting purposes was fully written off and an impairment charge of $7,933,976 was recognized in that year. During the 2012 and the current 2013 fiscal year we have commenced, quarter by quarter, reclassifying continuing exploration costs for the Lewis Gold Project from deferred costs on the statement of financial position to our statement of comprehensive loss, as the operating expense Exploration expenditures.

It is important to note that management continues to regard the Lewis Gold Project as a mineral property of merit and we continue to assess further stages of exploration and evaluation. It is the joint venture’s intention to continue our tenure of this project, as evidenced by the payment in December 2012 of USD $75,540 for the 2013 advance royalty, of which the Company’s share was USD $45,324.

Other projects

There have been no significant changes to the information set out in Note 5 to our October 31, 2009 annual audited financial statements about the Mount Kare project in Papua New Guinea, which has been fully written off in prior

Madison Minerals Inc.
Six months ended April 30, 2013
Management Discussion and Analysis
Page 2 of 6

years. This project remains in liquidation. In March 2012 the Company sold all its interest in the Belencillo project in Panama, for ultimate total net cash proceeds of $67,763 as set out in our annual financial statements for the year ended October 31, 2012.

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Q2 Financial Statements, our financial reporting assumes continuing operations in the normal course of business. We believe this presumption is supported by the financings successfully completed 24 months ago in March and April 2011, although our ability to continue similar financings on acceptable terms or at all cannot be assured. However, as set out below in the section “Liquidity”, the Company currently has a working capital deficiency and its ability to pay its current obligations as they become due depends on the willingness of certain related party creditors to not require payment of amounts accrued as payable to them.

At this stage of development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that in the first two fiscal quarters of 2013 the Company has drawn down its total cash resources by a net $201,759 as set out in the Statement of Cash Flows, and that as at April 30, 2013 the Company had a working capital deficiency of $164,368 and a deficiency in shareholders’ equity of $153,687.

Results of Operations – Summary of Quarterly Results

	Three Months Ended April 30, 2013	Three Months Ended January 31, 2013	Three Months Ended October 31, 2012	Three Months Ended July 31, 2012	Three Months Ended April 30, 2012 [Note 2]	Three Months Ended January 31, 2012	Three Months Ended October 31, 2011 [Note 1]	Three Months Ended July 31, 2011 [Note 1]
Total assets	$225,049	$306,282	$449,343	$498,947	$574,352	$531,715	$603,288	$3,962,562
Resource properties	nil	nil	nil	nil	nil	nil	nil	3,350,000
Working capital (deficiency)	(164,368)	(101,386)	43,391	148,777	199,213	187,995	291,154	335,530
Shareholders’ equity (deficiency)	(153,687)	(87,470)	60,543	169,164	222,836	214,853	321,248	3,709,576
Revenues	nil	nil	nil	nil	100,000	nil	nil	nil
Net income (loss)	(69,307)	(145,123)	(130,665)	(56,499)	34,299	(103,505)	(3,385,438)	(4,645,279)
Earnings (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)	0.00	(0.00)	(0.10)	(0.11)
Accounting Basis	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	Cdn GAAP	Cdn GAAP

Note 1:	Net loss for these two quarters includes an aggregate non-cash charge of $7,933,976 on recognition of impairment of the Company’s interest in the Lewis Gold Project.

Note 2:	Revenue for this quarter is not in cash, is non-recurring and arises from shares received on the disposition of our interest in the Belencillo Project in Panama.

Note on Accounting Basis

This MD&A is prepared in association with the second year of filing of the Company’s financial statements under IFRS. Because comparative financial statements under IFRS have not been prepared for any fiscal quarter prior to that ended January 31, 2012, we have chosen to present the above table on the basis of Canadian Generally Accepted Accounting Principles (Cdn GAAP), the standard in effect at the times of filing MD&A for the two quarters through and including October 31, 2011. The information for the six months ended April 30, 2013 and for the four preceding quarters has been prepared under IFRS. Readers should realize that, accordingly, the information in the table above may not be strictly comparable, being based on two different sets of accounting standards.

Discussion of quarterly results

During the fiscal quarter ended April 30, 2013, total assets decreased to $225,000 from $306,000 at January 31, 2013, essentially arising from reductions in cash for our operating expenses, which now include exploration expenses at the Lewis Gold Project. The net income or loss experienced by Madison can be subject to wide

Madison Minerals Inc.
Six months ended April 30, 2013
Management Discussion and Analysis
Page 3 of 6

variations arising from such matters as resource project write-downs and dispositions, and stock-based compensation; these factors are inherently subject to wide variation.

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the Statement of Cash Flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the Company while doing so. For the six months ended April 30, 2013 we decreased our cash resources by $202,000 made up mainly by the $203,000 cash costs of operations, including exploration expenses of $47,300 at the Lewis Gold Project. In the comparable 2012 period, we drew down cash resources by $20,000 made up of cash operating costs of $163,000 reduced by a recovery of commodity taxes of $73,000 and by a $70,000 increase in accounts payable.

In the first two fiscal quarters, the principal components of our expenditures on the Lewis Gold Project were $45,000 for the advance royalty payment and $2,600 for assays and storage and tenure carrying costs. In the 2012 first two fiscal quarters, the principal components of our expenditures on the Lewis Gold Project were, very similarly, $44,000 for the advance royalty payment and $6,000 in assays and storage and tenure carrying costs, plus a recovery of a tax balance in the State of Nevada of $16,000. Details of our 2013 costs are set out in Note 6 to the Q2 Financial Statements.

Because of proceeds from the two financings completed 27 months ago in March and April 2011, Madison concluded the 2013 second fiscal quarter adequately funded, with a cash balance of $202,000. Working capital shows a deficiency of $164,000, primarily arising from $379,000 in current liabilities (of which $349,000 is accrued in favour of certain of our directors as set out in Note 9 to the Q2 Financial Statements).

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense. Management of Madison does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements. Recent quarter-by-quarter costs are now stabilizing at relatively modest levels, of which the largest components are exploration costs at the Lewis Gold Project and salaries and benefits costs. Operating expenses for the quarter ended April 30, 2013 were $69,700 compared to $70,300 in the prior fiscal year’s second quarter. Among “Other Income (Expenses)” items, there were no meaningful cash basis variances. We expect costs for the remainder of fiscal 2013 to be similar to previous recent quarters.

The significant changes in Madison’s key financial data over the eight quarters scheduled above are attributed principally to exploration expenditures on the Lewis Gold Project in Nevada, to the material write-down recognized in the prior year, to administrative efforts in support of the project, and to financings carried out.

Liquidity

Based on its period-end working capital deficiency of $164,000, Madison may reasonably be regarded as not having sufficient funds to meet its general and administrative expenses and its share of the probable costs of the next phases of exploration on the Lewis Gold Project for the current 2012-2013 fiscal year in progress, unless the related parties who are creditors in respect of $349,000 in accrued liabilities as at the quarter end agree to continue to defer their claims to be paid. If these related parties agree to thus defer their claims, Madison will have sufficient funds to meet its expenses and costs described above. Programs and budgets for 2013 for the Lewis Gold Project will conform to the funds available. The two financings completed in March and April 2011 provide some evidence of our ability to finance in recent years. Management acknowledges that current market conditions at the date of this report are significantly unfavorable to providing equity funding to junior exploration companies such as Madison.

Madison Minerals Inc.
Six months ended April 30, 2013
Management Discussion and Analysis
Page 4 of 6

Capital Resources

At April 30, 2013 and to the date of this report, Madison has a reasonable cash position but its working capital position is at the date of this report negative, mitigated by the fact that certain related parties who are creditors in respect of $349,000 in accrued liabilities have to date informally agreed to defer their claims to be paid.

To fulfill the advance royalty commitment at the sixth anniversary, a payment projected to be approximately USD $45,000 will be required in December 2013. The Company and the joint venture have no commitments for capital expenditures.

Related Party Transactions

During the six months ended April 30, 2013, Madison paid or accrued salaries and benefits of $36,720 to Chet Idziszek, the Chairman of the Board and Chief Executive Officer for executive management services, paid or accrued a director’s fee of $3,000 to each of independent directors Vivian Danielson and Robert Sibthorpe, and paid or accrued $5,500 to a law firm controlled by J. G. Stewart, Corporate Secretary and a Director, for legal services. As at April 30, 2013, accounts payable and accrued liabilities included $224,470 due to Mr. Idziszek for accrued unpaid salary, $96,600 to Mr. Stewart’s law firm for accrued and unbilled legal fees, and $14,000 to each of directors Sibthorpe and Danielson for accrued directors’ fees. These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the Company and the related parties.

Financial Instruments

Madison’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), reclamation deposits, and trade and other payables. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash is carried at fair value using a level 1 fair value measurement. The fair values of our other financial instruments are approximately equal to their carrying values due to short maturity terms or, in the case of marketable securities, readily available active market prices. As at April 30, 2013, of our total current assets of $214,368 the amount of $51,063 or 23.8 per cent represented the translated value of U.S. dollar bank holdings and a U.S. dollar receivable, exposing the Company, on an accounting basis, to a modest foreign exchange risk. At April 30, 2013 we did not have material payable balances denominated in U.S. dollars. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. Our marketable securities are measured at fair value based on quoted market prices, using the closing bid price at the statement of financial position date. This is consistent with level 1 of the fair value hierarchy described in Note 11 to our October 31, 2012 annual audited financial statements.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.22 to a low of $0.025 in the period beginning November 1, 2010 and ending on the date of this report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will improve from current valuations. Most recently, the price of the Company’s shares has been at the low end of this range.

Madison Minerals Inc.
Six months ended April 30, 2013
Management Discussion and Analysis
Page 5 of 6

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of locating mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is a low likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could have a materially adverse affect on the financial performance of the Company.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company presently has sufficient financial resources to undertake its share of the cost of the next phases of exploration on its Lewis Gold Project for the coming year only if the scope of expenditure remains similarly modest as in the past four fiscal years. Further significant exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Statutory Disclosure

Important additional information about Madison, including previous financial statements, news releases and material change reports, is available on the SEDAR website – www.sedar.com .

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 40,906,727 were outstanding at April 30, 2013 and as at the date hereof.

At April 30, 2013 and the date of this report Madison had no incentive stock options outstanding as set out in Note 8(c) to the Q2 Financial Statements. During the second fiscal quarter 750,000 stock options exercisable at $0.25 per share expired without being exercised.

At April 30, 2013 and the date of this report Madison had 1,000,000 share purchase warrants outstanding as set out in Note 8(d) to the Q2 Financial Statements, exercisable at $0.16 per share for a term expiring in April 2015. As set out in Note 8(d), in April 2013 the term of the warrants in respect of these shares was extended by two years.

Vancouver, British Columbia	ÐÑÐÑÐÑ	June 28, 2013

We recommend that users of this report read the Cautionary Statements following.

Madison Minerals Inc.
Six months ended April 30, 2013
Management Discussion and Analysis

Cautionary Statements
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, (ii) our expectation that certain related party creditors will continue to defer the payment of substantial amounts accrued and owing to them, and (iii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Chet Idziszek, Chief Executive Officer of Madison Minerals Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Madison Minerals Inc. (the “issuer”) for the interim period ended April 30th, 2013.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 2, 2013

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

1

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Ian Brown, Chief Financial Officer of Madison Minerals Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Madison Minerals Inc. (the “issuer”) for the interim period ended April 30th, 2013.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 2, 2013

“Ian Brown”
Ian Brown
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.